UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

ProPhase Labs, Inc.
(Name of Issuer)

Common Stock, $0.0005 par value
(Title of Class of Securities)

74345W 10 8
(CUSIP Number)

December 15, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The issuer became a reporting company under the Act in February 1991.

CUSIP NO. 74345W 10 8

1	NAME OF REPORTING PERSON Guy Quigley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,441,559
	6	SHARED VOTING POWER 394,705
	7	SOLE DISPOSITIVE POWER 2,441,559
	8	SHARED DISPOSITIVE POWER 394,705
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,836,264
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.3%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 74345W 10 8

This Amendment No. 1 to the Schedule 13G amends and restates the initial Schedule 13G filed on December 15, 2010 in order to correct the amount of shares of the Issuer owned by Guy Quigley disclosed therein.

Item 1(a).	Name of Issuer:

ProPhase Labs, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

621 North Shady Retreat Road, Doylestown, PA 18901

Item 2(a).	Name of Person Filing:

Guy Quigley

Item 2(b).	Address of Principal Business Office or, if none, Residence:

3720 Fountain Circle, Fountainville, PA 18923

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0005 per share (the “Shares”)

Item 2(e).	CUSIP Number:

74345W 10 8

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/X/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

CUSIP NO. 74345W 10 8

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on December 15, 2010.

(a)	Amount beneficially owned:

2,836,264 Shares

(b)	Percent of class:

19.3% (based upon 14,665,517 Shares outstanding as of November 12, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2010).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

2,441,559 Shares*

(ii)	Shared power to vote or to direct the vote

394,705 Shares**

(iii)	Sole power to dispose or to direct the disposition of

2,441,559 Shares*

(iv)	Shared power to dispose or to direct the disposition of

394,705 Shares**

_____________
*	Represents Shares owned directly by Mr. Quigley.

**	Represents Shares owned directly by Mr. Quigley’s spouse which Mr. Quigley may be deemed to beneficially own. Mr. Quigley disclaims beneficial ownership of the Shares owned directly by his spouse.

CUSIP NO. 74345W 10 8

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 74345W 10 8

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2010

/s/ Guy Quigley
Guy Quigley